January 28, 2016 2016 Investors Forum Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process. Exhibit 99.1

2015 Operating Performance Major Business Activities ▶ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

Parent Income 2015 Operating Performance POSCO Earnings Release ｜January 28, 2016 Profitability improved with higher WP product sales and cost reduction, despite product price decline Net debt heavily scaled down as investment and working capital decreased and cash was raised from restructuring Net Debt Liability to Equity 2013 2014 2015 (billion KRW) 2013 2014 2015 (thousand tons) (thousand tons, thousand KRW/ton) 36,416 37,650 37,965 Crude steel 776 727 606 Carbon steel price 2013 2014 2015 (billion KRW) 30,544 29,219 25,607 Revenue OP Margin 7.3% 8.0% 8.7% 2013 2014 2015 33,929 34,337 35,337 Product 30.9% 33.3% 38.4% 2,215 2,350 2,238 Operating Profit 1,583 1,318 1,139 Net Profit 34,293 35,078 35,589 Product Production Sales Income Free Cash Flow 687 1,238 2,921 2013 2014 2015 Operating 4,163 5,140 4,764 Investment 4,349 2,002 Cash Equivalent 28.2% 23.8% 19.3% 4,950 4,184 362 3,713 4,927 3,018 2,353 WP portion Cash Flow B/S (billion KRW)

Consolidated Income POSCO Earnings Release ｜January 28, 2016 2015 Operating Performance Net profit recorded loss due to poor operating results of subsidiaries and large valuation losses Free Cash Flow turned positive and debt ratio dropped by enhancing financial soundness Revenue Operating Profit Net Profit 2013 2014 2015 65,098 2,996 4.8% 4.9% 1,355 61,865 3,214 (billion KRW) OP Margin 557 58,192 2,410 4.1% △96 3.0% 1.2% ROE △0.2% 2013 2014 2015 2013 2014 2015 (billion KRW) 4,858 7,602 3,412 8,822 2,527 5,392 Free Cash Flow* 2013 2014 2015 △3,955 △1,576 5,856 Operating Investment 2013 2014 2015 84.3% 88.2% 78.4% 19,112 22,231 16,549 *FCF = EBITDA – Investment – Net Interest Expense – Corporate tax + Net Working Capital (Account Receivables+Inventories-Account Payables) 7,135 5,197 8,671 Cash Flow B/S (billion KRW) Net Debt Liability to Equity Cash Equivalent (billion KRW) (billion KRW)

2015 Operating Performance

# ※ Breakdown of Consolidated Net Loss

## Recognized valuation losses of 1.6 trillion KRW on external issues, as raw material price fell and exchange rate increased

(in billion KRW)


Valuation Loss
without actual cash outflow
Operating Profit 2,410
△866
Asset Impairment①
△698
Forex-related Losses②
Settlement
△299
Net Interest Expense
△579
Profit-gained from restructuring
+271
Corporate tax, etc
△335
Net Loss
△96

| | 2014 | 2015 | YoY |
|---|---|---|---|
| Asset Impairment | △597 | △866 | △ 269 |
| Forex losses | △48 | △698 | △ 650 |
| Total | △645 | △1,564 | △919 |

### ① Asset Impairment

- **Value loss in mining assets △378**
  - Mt.Hope △146, Ambatovy △110, Namisa △78
- **Value loss from goodwill and holding stocks △252**
  - Thainox/Plantec goodwill △99, Holding stocks △153
- **Value loss on un-used assets △236**
  - Tangible/Intangible Assets △199, Assets-for-sale △37

### ② Forex-related losses by country (currency)*


India, etc △138
Brazil : △293 (42%)
- BRL/USD :
('14/E)2.66 → ('15/E)3.96
China : △115 (16%)
- CNY/USD :
6.20 → 6.49
Domestic : △152 (22%)
- KRW/USD :
1,099.2 → 1,172.0

* including equity-holding companies

※ Profit-gained from selling equity of POSCO E&C (3Q, Parent-basis) of 346.2 billion KRW was excluded from consolidated (as capital transaction)

POSCO Earnings Release | January 28, 2016

5

2015 Operating Performance Major Business Activities ▶

Major Business Activities

# Strengthen Steel Competitiveness

## World Premium product sales volume went up by 25% through Solution-marketing Activities

### Increase sales volume by 26% as a stretch target for 2016

(thousand tons)

■ Solution marketing-related sales volume



1,302
+86%
2,420
+32%
3,200
2014
2015
2016(f)

■ WP product sales volume



10,208
+25%
12,708
+26%
15,968
Sales Portion
33.3
38.4
48.5%
2014
2015
2016(f)

**1 Secured more demand for WP products through Solution-marketing activities**

- Worked as a partner with global automakers such as Renault-Nissan and VW, in new model development process
- Participated in Detroit Global Auto Show and opened Technology Exhibition towards Chinese automakers

**2 Diversified product base with new products (42 types, '15)**

| 3rd Generation X-AHSS* | Plate for ice-breaking LNG carriers | Hyper NO* for motors |
|---|---|---|
| Developed auto steel fit for light-weight needs | Improved welding for stronger structure (Yamal Pjt) | High Permeability electrical steel for wind power plant (Germany) |

**3 Built and rationalized mills to mass-produce WP products**

[ WP products]



1,557
1,678
2,032
items
2014
2015
2016(f)

· Rationalization
  P) No.2 Steelmaking (Feb~May.'15)
  G) No.3 CGL (Aug~Nov. '15)
  No.1 and 4 CR ('16)
· Finalize No.7CGL('17)

**4 Expanded the usage of WP products (as High-purity Mn Steel) in engineering companies and internal investments**

- Built track record by utilizing WP product in internal investments
- Generated domestic/overseas demand through partnership with global engineering companies

* X-AHSS: Extra Advanced High Strength Steel, NO: Non-Oriented magnetic steel

POSCO Earnings Release | January 28, 2016

7

posco

Major Business Activities

# Strengthen Steel Competitiveness

## Reinforced low-cost production by reducing fixed cost through enhancing process efficiency

**Plan to cut '15~'16 consolidated fixed cost by 1.4 trillion KRW**

### Cost Reduction

Accumulated Reduction Amount (100 million KRW)


[POSCO]
2,573
+2576
5,149
2015
2016


[Consolidated]
1,665
+3591
5,256
2015
2016

**Materials/ Outsourcing**

- Triggered cost reduction by taking long-term contracts on highly-priced materials applied in FINEX and SNG facilities
- Extended maintenance period and recycled/localized materials with more efficient operations
- Increasing open competition in deals enabled cost reduction

**Overhead Cost**

- R&D expenses focused on projects with market potential
- Reduced overhead cost to extent (consulting, repairment fees, etc)
- Cut short of both regular and committee meetings

### Investment

Target to reduce **376.3 billion KRW** ('15~'16)

(100 million KRW)


[POSCO]
2,164
1,599
2015
2016

- Saved service fee by applying self-engineering efforts in POSCO operations
- Reduced purchasing cost by directly selecting suppliers through bidding based on competition
- Investment reduced by improving planning and reusing facilities

POSCO Earnings Release | January 28, 2016
posco
8

Speed-up Restructuring POSCO Earnings Release ｜January 28, 2016 Completed 46 cases of restructuring (34 subsidiaries , 12 items of assets), B/S improvement of 2.1 trillion KRW 68 cases completed* from 4 year target, 149 Restructuring subsidiaries (Target 95 → 38 companies complete) ` 12 19 5 ’15 ‘16 ‘17 ’14 18 Amount 1.5 0.8 0.9 1.2 Asset restructuring (Target 54 → 30 cases complete) [’15 Asset Restructuring] POSCO-E&C stake sales - Amount: 1.2 trillion KRW Sandfire stake sales P-ICT un-used asset sales Land in Gwangyang/Pohang sold SPFC Gunsan business area sold [’15 B/S improvement] 1.6 trillion* (Amount) Total 2.1trillion KRW * Include. sales of subsidiaries [’15 List of restructuring] 34 Liquidation (19) Disposal (11) Consolidation (4) ∙ PoNuTech ∙ P-NALT ∙ POREKA ∙POS-HiMetal ∙P-Investment ∙POS-HiAl ∙S.CMI subsidiaries ※ P-Plantec Workout process(’15.Sep) 0.5 trillion (Debt ↓) 2015 ` 201 166 144 ’15* ‘16 ‘17 ’14 228 (47) (41) (28) (22) Number of companies Restructuring 34 35 22 4 (Domestic) * 7 new companies in ‘15 * Based on Board of Directors resolution Number of Assets (Cases) * ‘14. 4 companies/18 cases, ‘15. 34 companies/12 cases (in trillion KRW) Major Business Activities

철강 본원경쟁력 강화 주요 경영활동 POSCO Earnings Release ｜January 28, 2016 솔루션마케팅 연계 활동으로 WP제품 판매량 25% 증가 ’16년 판매량 목표 16백만톤으로 Stretch Target 설정 * X-AHSS: Extra Advanced High Strength Steel, NO: Non-Oriented magnetic steel Generate Results on New Growth Biz POSCO Earnings Release ｜January 28, 2016 Made progress on utilizing POSCO’s own technology and building SPB1 Business 22 Technology application proposals and 13 signing process (3 MoU, 3 MoA) 1 Solution-based Platform Business 2 POSCO Innovative Steelmaking Technology 3 POSCO Lithium eXtraction Solution-based Platform Business While commercializing POSCO’s own technology, pursued platform business based on Solutions, such as innovative operations, manufacturing and operation know-how, and engineering 5 Integrated mill projects (including PKP, Uttam, Chongqing) POIST2 CEM POS-LX3 7 on-going projects (Shougang Group pjt bidding, etc) Built Solution-based Platform with SMS, German manufacturer, by signing License contract (‘15) - Expanded global business opportunity with or without utilizing the partnership Pursuing MoA with PKP in Iran after signing MoU (‘15.Sep) - Both governments of S.Korea and China approved on technology sales regarding Chongqing project (‘15) - Uttam (India) : Signed MoU to relocate Pohang No.1 FINEX, and Gwangyang CEM technologies Sold Lithium extraction technology license to Argentina company “L” FINEX 10 Negotiations on tech. application under discussion with CBSteel in Brazil Tech. sales deal underway with Brazilian steelmaker, CBSTEEL, to build 3 million tons of mill (1.5Mtpa*2 mills) in Maranhão 【SPB Case and Progress】 Peers POSCO sales tech. Engineering tech. Solution (Operation/Innovation) Tech of Peers Major Business Activities Know-how Technology

Major Business Activities

# Generate Results on New Growth Biz

## Started to develop and sell key materials, in preparation for the age of electric vehicles


ELECTRIC MOTOR
BATTERY

### Focused on R&D of light-weight materials

- **Entered our electric vehicle Body-in-White part at North American International Auto Show**
  - Reduced weight by 26.4%, by applying AHSS 65%
  - Secured top rank regarding security in all parts, such as body and batteries
- **Expanded sales and development of light-weight materials, such as Mg Steel**

| 2014 | 2015 | 2016~ |
|---|---|---|
| • Applied to roof of Renault concept car<br>• Trunk, power seat in the back of SM7 | • After applying to the roof of 911 GTS RS, Porsche, reduced its weight by 10kg | • Seek to apply in roof, inner parts of newly commercialized models |

EV Body-In-White at the Auto show



### Started to sell Hyper NO for the motor of EV

- **Held '2015 Hyper NO Forum' (Oct)**
- **Target to expand sales by customized service to global automakers ('15. 4 → '20. 8 customers)**

Hyper NO Sales Volume

(thousand tons)


64
65*
96
126
+48%
'15
'16
'17
'20(f)

*Despite NO capacity decline, due to facility rationalization (△90,000tons), company plan to maintain Hyper NO production at best

* ENCAP : European New Car Assessment Program , IIHS : Insurance Institute for Highway Safety
(Source: South Bay Environmental Services Center, http://www.sbesc.com)

POSCO Earnings Release | January 28, 2016
11
posco

Major Business Activities

# Generate Results on New Growth Biz

## Completed commercialization base for secondary battery materials by using POSCO's own technology



### Pushed for global commercialization of lithium carbonate extraction technology

- Finished application test by running D/P (200 tons, '15)
- Plan to operate plant of 2,500 tons ('16)
  - Scheduled to expand the facility to 40,000 tons after 2018

### (ChemTech) Expanded cathode production line to respond to order increase

- Expanded capacity due to long-term contract with customer (5,300 tons, '15)
- Start to make profit with better quality than peers, cost competitiveness and higher utilization rate ('16)

### (P-ESM) Increase revenue for secondary battery materials

- Turned profit with LMO* sales increase and finished production line for POSCO Gradient-NCM* ('15)
- Start to bring up sales of LMO, LTO; win customer recognition for Nickel Cobalt Manganese Battery for EV and start sales expansion




Cathode sales
(tons)
1,248
1,415
6,500
12,620
+360%
'14
'15
'16(f)
'18(f)


Anode sales
(tons)
1,203
2,302
3,163
4,116
+37%
'14
'15
'16(f)
'17(f)

* Lithium Manganese Oxide (LMO) : Excellent yield and stability. Wide usage from small batteries to Energy Storage System for automobile
Lithium Titanium Oxide (LTO) : Excellent yield under low temperature, which enables hyper speed charging
Nickel Cobalt Manganese (NCM) : Anode material with improved durability and stability, which allows mass storage for EV, PHEV and ESS
PG-NCM is anode co-developed with RIST and P-ESM, produced in coprecipitation method

POSCO Earnings Release | January 28, 2016
12

Build Ethical Management Infrastructure POSCO Earnings Release ｜January 28, 2016 Rebuilt corporate culture by fortifying management structure based on performance and ethical conduct Strengthened performance-based management structure Implemented ethical and market-driven corporate culture Zero tolerance rule on unethical conduct ‘One Strike Out rule’ strictly applied when misconduct occurs Strictly endowed responsibility on investment-making decisions Responsibility given on each decision-making process ∙ Major 4 Misconduct - Bribery - Embezzlement - Sexual abuse - Data fabrication ∙ Registered in “Clean POSCO System” - Record remains on personnel, taking bribe - Certain compensation for whistle-blowers Unethical Behavior One Strike Out Monitor Stronger transparency in transactions and outsourcing Transparent transaction system set through 100% open bid, record, and transparency - Material and outsourcing cost reduced through expanded open bid system Real-name system ∙ Put all people in charge on the official record Principle to determine non-profitable business ∙ Strict standard to determine the business to be non-profitable - Follow strict Exit standard Personnel measures ∙ Draw out the cause of the loss-making and take personnel measures Compensation based on performance - Top-down KPI control based on quantitative index Diversified compensation levels depending on performance by each management level Clean POSCO Major Business Activities

Major Business Activities

# Major Subsidiaries

## Daewoo International

### Despite oil price drop, profit from Myanmar gas field sustained

- OP improved YoY by 45%, as production reached its peak
  → ('14) 261 billion KRW → ('15) 377 billion KRW

### Realigned with 2 Core and 3 strategic businesses

- Expanded portion of steel and 3 strategic businesses and balanced the profit structure, currently heavy on the gasfield

| | |
|---|---|
| 2 Core | · **Steel** : Increase high-end product sales by using overseas network<br>- Volume : 8.6 ('15) → 9.8 million tons ('16) |
| | · **Resource**: Lead to production on current mine explorations (~'18)<br>- AD-7 drilling (1Q), A-1/A-3 drilling ('17) |
| 3 Stra-tegic | · Auto: Building solid JV with local auto partners<br>· IPP : Stable orders from Myanmar/Indonesia/Papua<br>· Agriculture : Expand trading and overseas M/S |

[Operating Profit contribution]


2015
Steel
10%
E&P
89%
2018
Others
15%
3
Business
16%
Steel
22%
E&P
47%

## POSCO E&C

### Won order of 12.5 trillion, as construction market thrived

- "L-City" in Busan (1.5 trillion), Philippines Masinloc power plant (0.5 trillion)


(billion KRW)
OP Margin
3.7%
3.8%
Order
Amount
10,013
12,506
Construction
2014
2015

### Improved financial structure by stakes sales to PIF and capital increase

- Cash-in: 396.5 billion, Debt/Liabilities: ('14)121 → ('15)95%
  * Average debt ratio of peers : approx. 180%

### Improved cash flow by focusing on business activities that improves financial soundness

- 924 billion KRW of operating cash-in by A/R collection
- Cash increased by 1.1 trillion KRW through asset sales and operating cash inflow

POSCO Earnings Release | January 28, 2016
14

Major Business Activities

# Major Subsidiaries

## POSCO Energy

- **Finalized construction of No.7~9 Incheon LNG Plants and coal-fired plant in Vietnam**
  - Maintained profitability in power-generation sector as power capacity expanded
  - Diversified power generation (LNG, off-gas, coal)



2014
3,770MW
2015
4,550MW
LNG
Off-gas
Coal
Renewable

- **Expanded overseas power business and push forward domestic coal-fired plant**

| Project | (MW) | Progress |
|---|---|---|
| Samcheok coal-fired | 2,100 | · Selected main supplier ('15.Nov)<br>· Risk relief through landing FIs ('16) |
| Vietnam Mong Duong Ⅱ | 1,200 | · Commercial production ('15.Apr)<br>- Dividend profit 25 billion/yr |
| Mongolia CHP-5 | 450 | · Signed PPA* contract ('15.Jul)<br>· Prepare construction for 2016 |
| Botswana MorupuleBⅡ | 300 | · Selected as preferred bidder ('15.Nov) |

*Power Purchase Agreement : Electricity contract that secures minimum profit

## POSCO-Chemtech

- **Built profitability base in materials sector**
  - Expanded production line for cathode materials (6,500 tons, '15. Nov)
  - Increased supply of mid/large sized batteries for EV ('16)
- **Won refractory orders from other industries with POSCO's know-how in steelmaking**
  - Managed construction for power/chemical plant refractory

| | |
|---|---|
| **Power** | No.1 Coal plant in Donghae/Yeosu, Mapo Resource Recovery facilities |
| **Chem** | Iraq's Karbalak and Bolivia's Ammonia plant |

## POSCO ICT

- **Secured the source for Smart Biz growth**
  - Conducted Smart Factory biz for POSCO based on self-developed Platform ('15.Jul~)
  - Pursued Smart Factory projects as MPS* and distribution automatization for Chinese Steelmaker "H" ('15.Jul~)
  - KEPCO's ESS*. Doosan Heavy's Smart Energy pjt ('15. Jun)
- **Restructured non-profit making business**
  - Disposed non-profit making business (PoNuTech, etc)

* MPS : Micro Pulse System , ESS : Energy Storage System

POSCO Earnings Release | January 28, 2016
15

Business Plan 2015 2016(f) POSCO Revenue (trillion KRW) 25.6 24.3 - Crude steel production (million tons) 38.0 37.2 - Product sales (〃) 35.3 35.3 Investment (trillion KRW) 2.0 2.1 Net Debt (〃) 0.4 △0.6 Consolidated Revenue (trillion KRW) 58.2 58.7 Investment (〃) 2.5 2.8 Net Debt (〃) 16.5 14.6 POSCO Earnings Release ｜January 28, 2016

Appendix 1. Business Environment – Steel Demand, Raw Materials 2. Financial Statements ▶

Domestic Steel Demand POSCO Earnings Release ｜January 28, 2016 Production flat as export increase, despite the effect of consumption tax being subsided While new orders are slowing down, new construction amount will continue to increase by orders won in 2013 Public construction staggered as SOC budget decreased Investment climbed up as housing market improved 4,521 4,525 4,556 4,563 2013 2014 2015 2016(f) 【Production】 (thousand units) 24.7 22.0 23.9 25.5 2013 2014 2015 2016(f) 【Construction】 (million GT) * Korea Automobile Manufacturers Association (Jan 2016), POSRI(Jan 2016) * Clarkson(Dec 2015), POSRI(Jan 2016) * Construction Economy Research Institute of Korea (Nov, '15), POSRI (Jan, '16) 2013 2014 2015 2016(f) 5.5% 1.0% 3.1% 2.0% 【Investment】 (yoy) Appendix#1. Business Environment Demand Outlook Shipbuilding Construction Automobile Steel Demand & Supply Outlook (in million tons) * POSRI(Jan, ‘16) 2013 2014 2015(e) 　 2016(f) 　 YoY YoY Nominal Consumption 51.8 55.5 55.5 △ 0.1% 55.8 + 0.6% Export 29.2 32.3 31.6 △ 2.2% 32.5 + 3.1% Production 69.1 74.1 73.8 △ 0.4% 75.7 + 2.5% Import 11.8 13.7 13.2 △ 3.2% 12.7 △ 4.0% 　 Incl. Semi-Product 19.4 22.7 22.1 △ 3.0% 21.6 △ 2.1%

Appendix#1. Business Environment

# Global Steel Demand

## China's Steel Economy

**"Economy started to bottom out as seen from steel price and business sentiment rebound"**

- ✓ Steel price is showing slight rebound from early this year, as supply and demand have shortened due to capacity cuts and inventory decline
  - Major mills, including Baoshan and Anshan Steel, announced to increase price in Feb~March
- ✓ Expectations for market recovery went up as steel PMI at the end of 2015 jumped

**[China's Steel Price and Steel PMI]**



HR Price ($/ton)
375
348
328
321
310
296
309
Steel PMI
41.0
44.7
43.7
42.2
37.0
40.6
'15.7
8
9
10
11
12
'16.1

* CRU(Jan, '16), China Federation of Logistics & Purchasing(Jan, '16)

## Steel Demand in Major Countries

**"Global demand to grow by 1% as emerging countries show good signs despite China's slow-down"**

- ✓ China : As investment dampened due to unstable economy, construction demand will continue to slow down, however the decline will be offset by pick-up from auto industry, etc
- ✓ Emerging : Expected to show solid growth of 5~7% as infrastructure investments expand in regions, such as India, Southeast Asia, and MENA

**【 Steel Demand Outlook for Major Countries 】**

(million tons)

| | 2013 | 2014 | 2015(e) | YoY | 2016(f) | YoY |
|---|---|---|---|---|---|---|
| US | 95.7 | 107.0 | 103.8 | △3.0% | 105.2 | 1.3% |
| EU | 140.9 | 148.0 | 149.8 | 1.3% | 153.1 | 2.2% |
| China | 735.1 | 710.8 | 675.0 | △5.0% | 665.0 | △1.5% |
| India | 73.7 | 75.9 | 81.5 | 7.3% | 87.4 | 7.3% |
| ASEAN | 63.1 | 65.9 | 68.6 | 4.2% | 71.9 | 4.8% |
| MENA | 66.4 | 70.1 | 73.3 | 4.6% | 77.2 | 5.2% |
| Global | 1,529 | 1,540 | 1,500 | △2.6% | 1,512 | 0.8% |

* World Steel Association(Oct, '15), POSRI(Jan, '16)

POSCO Earnings Release | January 28, 2016

posco

Appendix#1. Business Environment

# Raw Materials

| Iron Ore | |
|---|---|
| 2015.4Q | Price continued to stay weak as production cuts from major mills, triggered by slow steel economy, led to actual demand fall of iron ore. The quarter average price dropped from U$55/ton (3Q) to U$47/ton in fourth quarter |
| 2016 Outlook | **"Fine ore yearly average price around U$47/ton"** As the weak steel market fails to show rebound, supply and demand imbalance is to continue as major miners continue to pour out low-priced volume in the market, resulting price to remain low around, U$40~50/ton |

| Coking Coal | |
|---|---|
| 2015.4Q | As imported coal demand plummeted as Chinese domestic coal price declined, traders competitively release their stocks in low price, and as a result, the quarter average price fell from U$84/ton (3Q) to U$77/ton in fourth quarter |
| 2016 Outlook | **"Hard Coking Coal average yearly price around U$81/ton"** Slow market will stay as China's low demand, however, as producers are seen to reach their bottom level of cost reduction and have several mines shut-down, the price is expected to gradually rebound |


[Iron Ore Price]
(US$/ton)
120
103
90
74
62
59
55
47
44
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q(f)

*Platts 62% Fe IODEX CFR China (Quarterly Spot Average)


[Coking Coal Price]
(US$/ton)
122
113
112
111
105
88
84
77
78
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q
2015 4Q
2016 1Q(f)

*Platts HCC Peak Downs Region FOB Australia (Quarterly Spot Average)

POSCO Earnings Release | January 28, 2016

2013 2014 2015 YoY Revenue 61,865 65,098 58,192 △6,906 Gross Profit 6,860 7,283 6,534 △749 (Gross Margin) (11.1%) (11.2%) (11.2%) - Selling & Admin. Expenses 3,864 4,070 4,124 54 Operating Profit 2,996 3,214 2,410 △804 (Operating Margin) (4.8%) (4.9%) (4.1%) - Other Operating Profit △422 △710 △893 △183 Share of Profit (loss) of Equity-accounted investees △180 △300 △506 △206 Finance Items Gains △448 △825 △830 △5 Foreign Currency Transaction & Translation Gains (loss) 236 13 △383 △396 Net Profit 1,355 557 △96 △653 (Net Margin) (2.2%) (0.9%) (△0.2%) - Owners of the Controlling Company 1,376 626 181 △445 POSCO Earnings Release ｜January 28, 2016 Summarized Statements of Income Appendix#2. Financial Statements (in billion KRW)

2013 2014 2015 YoY Current Assets 31,666 32,627 29,181 △3,446 Cash & Financial Goods* 7,135 5,197 8,686 +3,489 Account Receivable 11,493 11,786 9,596 △2,190 Inventories 9,798 10,471 8,225 △2,246 Non-Current Assets 52,789 52,625 51,228 △1,397 Other Long-term Financial Assets** 5,263 3,600 3,205 △395 PP&E 35,760 35,241 34,523 △718 Total Assets 84,455 85,252 80,409 △4,843 Liabilities 38,633 39,961 35,339 △4,622 Current Liabilities 20,241 21,877 20,131 △1,746 Non-Current Liabilities 18,392 18,084 15,208 △2,876 (Interest-bearing Debt) 26,247 27,428 25,220 △2,208 Equity 45,822 45,291 45,070 △221 Owners of the Controlling Company 42,046 41,587 41,235 △352 Total Liabilities & Equity 84,455 85,252 80,409 △4,843 POSCO Earnings Release ｜January 28, 2016 Consolidated Statements of Financial Position Appendix#2. Financial Statements (in billion KRW) * Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities **Including Other bonds

Consolidated Operating Results POSCO Earnings Release ｜January 28, 2016 Revenue Operating Profit Net Profit 2013 2014 2015 2013 2014 2015 2013 2014 2015 Steel 48,024 49,597 44,837 2,341 2,430 1,843 1,449 857 181 Trade 25,919 31,261 27,008 196 413 374 10 181 39 E & C 10,782 10,304 9,868 464 314 147 147 13 △276 Energy 3,045 2,663 2,008 224 137 149 117 33 55 I C T 1,213 1,078 945 67 44 3 22 11 △94 Chem/ Mat’l/ Others 3,627 3,325 2,806 122 119 34 58 △35 △27 Total* 92,610 98,228 87,472 3,414 3,457 2,550 1,803 1,060 △121 (in billion KRW) Appendix#2. Financial Statements * based on simple aggregation